GREENMAN TECHNOLOGIES, INC.

7 Kimball Lane, Building A

Lynnfield, MA 01940

July 23, 2012

Via EDGAR

Jay Ingram, Esq. and Erin Jaskot, Esq.

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	GreenMan Technologies, Inc.
Registration Statement on Form S-1
Filed May 30, 2012
File No. 333-181773

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, GreenMan Technologies, Inc., a Delaware corporation (the “Company”), hereby requests that the effectiveness of the Company’s above-referenced Registration Statement on Form S-1, as amended, be accelerated to 5 p.m. Eastern time, on Wednesday, July 25, 2012 or as soon as practicable thereafter.

The Company hereby acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding this request, please do not hesitate to contact Carl F. Barnes or Daniele Ouellette Levy of Morse, Barnes-Brown & Pendleton, P.C. at 781-622-5930.

Sincerely,

GREENMAN TECHNOLOGIES, INC.

By:	/s/ Charles E. Coppa
Charles E. Coppa
Chief Financial Officer

cc:	Carl F. Barnes, Esq.
Daniele Ouellette Levy, Esq.